27 March 2000

Ref: 25/00

ADELAIDE LOCATION FOR BHP SHARED BUSINESS SERVICES CENTRE

The Broken Hill Proprietary Company Limited (BHP) today announced Adelaide as the location of its Australian Shared Business Services Centre.

BHP Managing Director and CEO Paul Anderson said the selection of Adelaide followed a comprehensive evaluation of sites.

"We went through a transparent tender process in making the choice between a number of very attractive proposals. The evaluation was based on a number of factors including relative costs for relocation and office accommodation, and availability and quality of potential employees," Mr Anderson said.

"At a time when BHP's strategy is to move towards a portfolio of high quality assets and we are reorganising the Company to deliver this outcome, a key element is the provision of common support services from the Shared Business Services Centre."

Examples of common support services to be provided by the Centre include finance and accounting transactions such as payroll, purchasing and account payments; financial reporting; supply and contract negotiations; and transactional human resources activities.

BHP already has an evolving Shared Business Services Centre operating in Houston, which will ultimately support assets in North America, South America and Europe.

"The two Centres will use leading processes and technology to provide economies of scale and cost efficiencies across the assets," Mr Anderson said.

"We expect that Shared Business Services and the roll-out of a standardised business system will contribute cost savings to BHP in the vicinity of A$500 million (pre tax) over the next five years, primarily due to savings from consolidation, procurement and maintenance."

In the first three years this will be offset by operating costs, estimated to be A$150 million, associated with the establishment of the Shared Business Services Centre. Capital costs over this time are expected to be an additional A$120 million.

BHP is aiming for the Adelaide Shared Business Services Centre to begin operations in November 2000. The transition from current arrangements to the Centre providing all the targeted transactional services to BHP's Australian, Asian and Pacific operations will be phased in over the following two years.

* * * *

Contact:

MEDIA RELATIONS:

Michael Buzzard, Senior Media Relations Advisor - Melbourne

Ph: 61 3 9609 3709

Mob: 61 417 914 103

Mandy Frostick, Manager Media Relations - Melbourne

Ph: 61 3 9609 4157

Mob: 61 419 546 245

INVESTOR RELATIONS:

Rob Porter, Vice President Investor Relations - Melbourne

Ph: 61 3 9609 3540

Mob: 61 419 587 456

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030